UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2015

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

as of  June 30, 2015 (unaudited) and December 31, 2014

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, August 25, 2015

To the Board of Directors and Shareholders of Embotelladora Andina S.A.

We have reviewed the accompanying consolidated interim statement of financial position of Embotelladora Andina S.A. and its subsidiaries as of June 30, 2015, the related consolidated interim statements of income and comprehensive income for the six and three-month periods ended June 30, 2015 and the related statements of changes in equity and cash flows for the six-month period then ended.

Management’s responsibility for the consolidated interim financial statements

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with the standards established by the Chilean Superintendency of Securities and Insurance as described in Note 2. This responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim financial information in accordance with the applicable framework for the preparation and presentation of financial information.

Auditor’s responsibilities

Our responsibility is to perform our review in accordance with the Chilean auditing standards applicable for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial information, for them to be in conformity with the standards established by the Chilean Superintendency of Securities and Insurance described in Note 2 to the interim consolidated financial statements.

Basis of accounting

As described in Note 2 to the interim consolidated financial statements, on October 17, 2014, the Chilean Superintendency of Securities and Insurance, by virtue of its authority, issued Official Memorandum N° 856, instructing regulatory entities to record against equity those differences in deferred tax assets and liabilities arising as a direct effect of increase on the corporate tax rate introduced by Law 20,780. This fact has given rise to a change in the framework for preparation and presentation of financial information applied to that date, which corresponded to International Financial Reporting Standards. This change in the accounting framework does not have effects on the consolidated interim statements of income and comprehensive income for the six- and three-month periods ended on June 30, 2015 and 2014 and the corresponding consolidated interim statements of changes in equity and cash flows for the six-month periods then ended, that are presented for comparative purposes. As of December 31, 2014, the effects of the change in the accounting framework are described in Note 10. Our conclusion is not modified regarding this matter.

Other matters — Consolidated financial statements as of December 31, 2014

On February 26, 2015 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2014 and 2013 of Embotelladora Andina S.A. and its subsidiaries, in which is included the statement of financial position as of December 31, 2014 as presented in the accompanying consolidated interim financial statements, and corresponding notes.

Other matters — Interim consolidated financial statements as of June 30, 2014

We performed the review of the consolidated interim financial statements of income and comprehensive income for the six- and three-month periods ended on June 30, 2014 and the corresponding consolidated interim statements of changes in equity and cash flows for the six-month periods then ended, and their corresponding notes, and in our report dated August 26, 2014, we concluded that we were unaware of significant modifications that had to be made to the interim financial information for them to be in conformity with IAS 34, incorporated in the International Financial Reporting Standards.

Sergio Tubio L.

RUT: 21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

as of June 30, 2015 (unaudited) and December 31, 2014

ASSETS	NOTE	06.30.2015	12.31.2014
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	5	63,879,882	79,514,434
Other financial assets	6	118,357,660	106,577,042
Other non-financial assets	7.1	8,612,266	7,787,181
Trade and other accounts receivable, net	8	133,930,336	198,110,424
Accounts receivable from related companies	12.1	3,635,943	5,994,453
Inventory	9	142,546,358	149,727,618
Current tax assets	10.2	6,961,348	6,025,049
Total Current Assets		477,923,793	553,736,201

Non-Current Assets:
Other financial assets	6	107,718,019	51,026,773
Other non-financial assets	7.2	24,851,880	33,056,780
Trade and other receivables	8	7,922,041	7,097,809
Accounts receivable from related parties	12.1	2,500	24,752
Investments accounted for under the equity method	14.1	59,928,177	66,050,213
Intangible assets other than goodwill	15.1	693,910,461	728,181,279
Goodwill	15.2	107,612,274	116,924,199
Property, plant and equipment	11.1	665,403,446	713,075,285
Total Non-Current Assets		1,667,348,798	1,715,437,090
Total Assets		2,145,272,591	2,269,173,291

The accompanying notes 1 to 31 form an integral part of these Interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

as of June 30, 2015 (unaudited) and December 31, 2014

LIABILITIES AND EQUITY	NOTA	06.30.2015	12.31.2014
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	16	81,753,811	83,402,440
Trade and other accounts payable	17	153,608,363	228,179,112
Accounts payable to related parties	12.2	42,485,638	55,966,789
Provisions	18	419,276	365,832
Income taxes payable	10.2	1,887,174	2,931,206
Other non-financial liabilities	19	53,031,291	39,367,048
Total Current Liabilities		333,185,553	410,212,427

Non-Current Liabilities:
Other financial liabilities	16	727,526,683	726,616,440
Trade and other payables		2,617,699	1,216,434
Provisions	18	69,694,899	77,446,513
Deferred income tax liabilities	10.4	126,980,671	126,126,147
Post-employment benefit liabilities	13.3	8,609,445	8,125,107
Other non-financial liabilities	19	332,332	432,490
Total Non-Current Liabilities		935,761,729	939,963,131

Equity:	20
Issued capital		270,737,574	270,737,574
Retained earnings		250,023,509	247,817,939
Other reserves		334,549,563	378,738,982
Equity attributable to equity holders of the parent		855,310,646	897,294,495
Non-controlling interests		21,014,663	21,703,238
Total Equity		876,325,309	918,997,733
Total Liabilities and Equity		2,145,272,591	2,269,173,291

The accompanying notes 1 to 31 form an integral part of these Interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Income by Function for the period ended at June 30, 2015 and 2014 (unaudited)

		01.01.2015	01.01.2014	04.01.2015	04.01.2014
INCOME STATEMENTS	NOTE	06.30.2015	06.30.2014	06.30.2015	06.30.2014
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		913,480,982	834,343,108	409,760,400	386,032,432
Cost of sales	24	(539,563,387)	(507,440,465)	(245,532,999)	(240,918,261)
Gross Profit		373,917,595	326,902,643	164,227,401	145,114,171
Other income	25	2,490,569	1,653,067	1,957,250	1,338,294
Distribution expenses	24	(95,445,112)	(86,093,486)	(43,507,129)	(39,943,396)
Administrative expenses	24	(173,411,259)	(160,752,906)	(81,602,923)	(77,172,536)
Other expenses	26	(8,045,833)	(9,464,632)	(3,695,366)	(5,722,726)
Other (loss) gains	28	(2,939,619)	(612,288)	(1,592,877)	(1,470,780)
Financial income	27	4,848,053	4,177,824	2,308,220	2,379,987
Financial expenses	27	(30,368,316)	(31,362,712)	(14,968,800)	(17,734,682)
Share of profit of investments accounted for using the equity method	14.3	(327,585)	1,509,146	(1,247,962)	967,086
Foreign exchange differences		(1,536,295)	(1,641,888)	(804,305)	(412,192)
Loss from differences in indexed financial assets and liabilities		(3,289,075)	(8,819,834)	(3,286,580)	(5,536,146)
Net income before income taxes		65,893,123	35,494,934	17,786,929	1,807,080
Income tax expense	10.3	(21,047,995)	(7,098,620)	(9,205,891)	1,889,389
Net income		44,845,128	28,396,314	8,581,038	3,696,469

Net income attributable to
Equity holders of the parent		44,752,575	28,532,633	8,687,934	4,197,798
Non-controlling interests		92,553	(136,319)	(106,896)	(501,329)
Net income		44,845,128	28,396,314	8,581,038	3,696,469

Earnings per Share, basic and diluted		Ch$	Ch$	Ch$	Ch$
Earnings per Series A Share	20.5	45.03	28.71	8.74	3.72
Earnings per Series B Share	20.5	49.53	31.58	9.62	4.09

The accompanying notes 1 to 31 form an integral part of these Interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income

for the period ended at June 30, 2015 and 2014 (unaudited)

	01.01.2015	01.01.2014	04.01.2015	04.01.2014
	06.30.2015	06.30.2014	06.30.2015	06.30.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	44.845.128	28.396.314	8.581.038	3.696.469
Other Comprehensive Income:
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Actuarial losses from defined benefit plans	(346,613)	—	(346,613)	—
Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax related to exchange rate translation differences	(50,967,830)	45,318,544	1,371,693	12,375,113
Income tax related to cash flow hedges	7,716,316	(2,066,294)	(5,560,593)	(8,236,670)
Income tax related to components of other comprehensive income that are not re-measured to net income for the period
Income tax benefit related to defined benefit plans	80,303	—	80,303	—

Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax related to exchange rate translation differences	1,848,055	(1,310,358)	(773,558)	(415,605)
Income tax related to cash flow hedges	(2,868,980)	480,621	1,521,815	2,593,140
Total comprehensive income	306,379	70,818,827	4,874,085	10,012,447
Total comprehensive income attributable to:
Equity holders of the parent	563,156	70,442,649	5,254,495	10,435,885
Non-controlling interests	(256,777)	376,178	(380,410)	(423,438)
Total comprehensive income	306,379	70,818,827	4,874,085	10,012,447

The accompanying notes 1 to 31 form an integral part of these Interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Statements of Changes in Equity for the period ended at June 30, 2015 and 2014 (unaudited)

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2015	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	44,752,575	44,752,575	92,553	44.845.128
Other comprehensive income	—	(48,770,445)	4,847,336	(266,310)	—	(44,189,419)	—	(44,189,419)	(349,330)	(44.538.749)
Comprehensive income	—	(48,770,445)	4,847,336	(266,310)	—	(44,189,419)	44,752,575	563,156	(256,777)	306.379
Dividends	—	—	—	—	—	—	(42,547,005)	(42,547,005)	(431,798)	(42,978,803)
Total changes in equity	—	(48,770,445)	4,847,336	(266,310)	—	(44,189,419)	2,205,570	(41,983,849)	(688,575)	(42,672,424)
Ending balance at 06/30/2015	270,737,574	(102,056,143)	10,972,951	(1,504,303)	427,137,058	334,549,563	250,023,509	855,310,646	21,014,663	876,325,309

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2014	270,737,574	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	28,532,633	28,532,633	(136,319)	28.396.314
Other comprehensive income	—	43,495,689	(1,585,673)	—	—	41,910,016	—	41,910,016	512,497	42.422.513
Comprehensive income	—	43,495,689	(1,585,673)	—	—	41,910,016	28,532,633	70,442,649	376,178	70.818.827
Dividends	—	—	—	—	—	—	(33,148,845)	(33,148,845)	(3,164)	(33,152,009)
Total changes in equity	—	43,495,689	(1,585,673)	—	—	41,910,016	(4,616,212)	37,293,804	373,014	37,666,818
Ending balance at 06/30/2014	270,737,574	(38,032,022)	672,471	(1,128,824)	427,137,058	388,648,683	238,576,589	897,962,846	21,136,560	919,099,406

The accompanying notes 1 to 31 form an integral part of these Interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows for the period ended at June 30, 2015 and 2014 (unaudited)

		01.01.2015	01.01.2014
Cash flows provided by (used in) Operating Activities	NOTE	06.30.2015	06.30.2014
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		1,209,346,576	1,134,292,719
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(812,230,088)	(766,744,413)
Payments to employees		(108,805,368)	(94,708,206)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(143,852,773)	(157,002,695)
Interest payments		1,000,000	380,019
Interest received		(30,783,993)	(27,448,669)
Income tax payments		2,894,117	2,116,596
Other cash movements		(21,922,081)	(15,185,311)
Cash flows provided by Operating Activities		(3,700,632)	(2,871,085)
Cash flows provided by (used in) Operating Activities		91,945,758	72,828,955

Cash flows provided by (used in) Investing Activities

Proceeds from sale of property, plant and equipment		1,925,892	19,725
Purchase of property, plant and equipment		(40,393,832)	(58,016,868)
Proceeds from other long term assets (term deposits over 90 days)		105,304,300	35,120,000
Purchase of other long term assets (term deposits over 90 days)		(131,216,537)	(87,200,000)
Payments on forward, term, option and financial exchange agreements		2,303,654	2,455,959
Receipts from forward, term, option and financial exchange agreements		(62,076,523)	(107,621,184)

Flujos de efectivo procedentes de (utilizado Cash Flows generated from (used in) Financing Activities

Proceeds from long-term loans obtained		—	1,700,007
Proceeds from short-term loans obtained		53,175,983	76,541,845
Proceeds from loans obtained		53,175,983	78,241,852
Loan payments		(64,095,605)	(98,313,922)
Financial lease liability payments		(1,385,741)	(4,170,196)
Dividend payments by the reporting entity		(24,573,945)	(26,842,017)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(5,239,506)	67,066,338
Net cash flows (used in) generated by Financing Activities		(42,118,814)	15,982,055

Net increase in cash and cash equivalents before exchange differences		(12,249,579)	(18,810,174)
Effects of exchange differences on cash and cash equivalents		(3,384,973)	2,163,002
Net decrease in cash and cash equivalents		(15,634,552)	(16,647,172)
Cash and cash equivalents — beginning of year	5	79,514,434	79,976,126
Cash and cash equivalents - end of year	5	63,879,882	63,328,954

The accompanying notes 1 to 31 form an integral part of these Interim financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements

at June 30, 2015 (unaudited)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. The licenses for the territories in Chile expire in 2018 and 2019; in Argentina expire in 2017; in Brazil expire in 2017; and the Paraguayan franchise expired in December 2014, and an extension has been granted until August 2015 within the normal renewal process, after which the long-term agreement should be signed or a new extension shall be granted until the long-term agreement is signed. All these licenses are issued at The Coca-Cola Company´s discretion. The Company currently expects that these licenses will be renewed with similar terms and conditions upon expiration.

As of June 30, 2015, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                     Periods covered

These Interim consolidated financial statements encompass the following periods:

Interim consolidated statement of financial position: At June 30, 2015 (unaudited) and December 31, 2014.

Interim consolidated income statements by function and comprehensive income: For the periods ended June 30, 2015 and 2014 (unaudited) and for the three-month interim periods between April 1 and June 30, 2015 and 2014 (unaudited).

Interim consolidated statements of cash flows: For the periods ended June 30, 2015 and 2014 (unaudited), using the “direct method”.

Interim consolidated statements of changes in equity:  For the periods ended June 30, 2015 and 2014 (unaudited).

2.2                     Basis of preparation

The Company’s Interim Consolidated Financial Statements for the periods ended June 30, 2015 and December 31, 2014 were prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”), which take precedence over the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”). The rules and instructions issued by the SVS do not differ from IFRS, except as set forth in the Circular Letter N ° 856, issued by the SVS on October 17, 2014, which has no effect on the interim consolidated statements of income and comprehensive income for the three-month and six-month periods ended on June 30, 2015 and 2014, and the corresponding interim consolidated statements of changes in equity and cash flows for the six-month periods then ended, that are presented for comparative purposes. The effects on the consolidated statement of financial position as of December 31, 2014 are presented in Note 10.5.

Circular Letter N° 856 issued by the SVS on October 17, 2014, established that the differences in assets and liabilities due to deferred taxes resulting from the first category tax rate increase introduced by Law N° 20.780 and tax reform issued on September 26, 2014, and that as of the last quarter 2014 the Company increased net liabilities in ThCh$23,773,346, must be accounted for during the corresponding period against equity and not against income as indicated by IAS 12.

The criteria used and the effects from rate changes resulting from the Chilean tax reform, are discussed in notes numbers 2.16 and 10 “Income tax and deferred taxes”.

The consolidated financial statements are presented under the historical cost criteria, although modified by the revaluation of certain financial instruments, derivative instruments and investment properties.

Those Spanish language IFRS consolidated financial statements consisted of consolidated statements of financial position as of June, 30 2015 and 2014 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two years then ended.  Those Spanish language consolidated financial statements prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) were then subsequently approved by the Board of Directors during their meeting held on August 25, 2015.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) and IFRS.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of June 30, 2015 and December 31, 2014 and results of operations and cash flows for the periods ended June 30, 2015 and 2014. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed in the period incurred.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		06-30-2015			12-31-2014
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                    Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in OCI with corresponding adjustment to the carrying amount of the investment.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
06.30.2015	639.04	205.97	70.32	24,982.96	0.1237	712.34
12.31.2014	606.75	228.43	70.96	24,627.10	0.1311	738.05
06.30.2014	552.72	250.95	67.96	24,023.61	0.1261	756.84

2.5.3                             Translate of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$Brazilian Real
Embotelladora del Atlántico S.A.	A$Argentine Peso
Andina Empaques Argentina S.A.	A$Argentine Peso
Paraguay Refrescos S.A.	G$Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                                       Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                                     Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income during the year in which it occurs.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, property, plant and equipment, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of June 30, 2015 and December 31, 2014 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:    Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:    Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:    Inputs for the assets or liabilities that are not based on observable market data information.

During the period ended June 30, 2015, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less

2.14                                Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  For the periods ended June 30, 2015 and 2014, no borrowing costs have been capitalized.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled. In the case of the approved tax reform in Chile by Law 20,780 dated September 26, 2014 and according to circular letter N° 856 dated October 17, 2014 issued by the Chilean Superintendence of Securities and Insurance, the effects resulting from changes in in rates were accounted for under equity accounts in the last quarter 2014.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$70,472,036 at June 30, 2015 (ThCh$62,662,666 at December 31, 2014).

2.17                                Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is recognized in the balance sheet at the present value of the defined benefit obligation using the projected unit credit method based on discounted estimated future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and with terms approximating the terms of the related pension obligation.

Actuarial variables updated income are recorded under other comprehensive income, beginning 2013, according to amendments established by IAS 19.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the bligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges.

The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                                Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any loss of impairment. The recoverable amounts of cash generating units are determined based on value-in-use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, interpretations and amendments have been adopted in these consolidated financial statements:

Amendment to IAS 19 “Employee Benefits”, regarding defined benefit plans. Published in November 2013.  This amendment applies to employee or third party contributions to defined benefit plans.  The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.	Mandatory for the years beginning

IFRS 3 “Business Combinations” - The standard is amended to clarify that the obligation to pay contingent consideration which complies with the definition of financial instrument is classified as financial liability or as equity, based on IAS 32 definitions, and that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date with changes in fair value recognized in results. Consequently, changes are also introduced to IFRS 9, IAS 37 and IAS 39. The amendment applies for future periods to business combinations whose acquisition date is July 1, 2014 or later.

07/01/2014

IFRS 8 “Operating Segments” -  The standard is amended to include the disclosure requirement of management judgement in the aggregation of operating segments. The standard was additionally amended to require a reconciliation between the segment’s assets with the entity’s assets, when assets are reported by segment.

07/01/2014

IFRS 13 “Fair Value Measurement” - The IASB has amended the basis of the conclusions of IFRS 13 to clarify that the ability to measure short term accounts receivable and accounts payable in nominal amounts is not removed if there is no significant effect of not updating.

07/01/2014

IAS 16 - “Property, plant and equipment”, and IAS 38 “Intangible assets” - Both standards are amended regarding treatment of gross value in accounting books and accumulated depreciation when the entity uses the revaluation model.

07/01/2014

IAS 24 - Disclosure information on related parties” - The standard is amended to include as a related company, an entity that provides key directing personnel to the reporting company or to the parent company of the reporting company (“the managing company”).

07/01/2014

Improvements to International Financial Reporting Standards (2013) Issued in December 2013.	Mandatory for the years beginning

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS 3 is not applicable to accounting of a joint venture under IFRS 11. The amendment also clarifies that the exemption scope is only applied to the financial statements of the joint agreement in itself.

07/01/2014

IFRS 13 “Fair Value Measurement” - Clarifies that the portfolio exemption under IFRS 13, which allows an entity to measure fair value of a group of financial assets and liabilities over its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply amendments for future periods from the beginning of the yearly period in which IFRS 13 is applied

07/01/2014

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

b)             The new standards, interpretations and amendments issued, which are not in force for the 2015 period, for which no early adoption has been adopted are as follow.

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” - Amends classification and measurement of financial assets. Establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. This standard was subsequently amended to include treatment and classification of financial liabilities. The main change is that if the fair value of financial liabilities is adopted, the change in fair value attributable to changes in the entity’s own credit risk is recognized in other comprehensive income instead of income, unless this generates an accounting asymmetry. Early adoption is permitted.

01/01/2018

Amendments and improvements	Mandatory for the years beginning

IFRS 11”Joint Arrangements” - This amendment incorporates guidance to the standard regarding how to account for the acquisition of an interest in a joint operation which constitutes a business, thus specifying the appropriate treatment for said acquisition.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”- The amendment clarifies that the use of asset amortization methods based on revenue is not appropriate, given that the revenue generated by the activity that includes use of assets generally reflects other factors different from the use of economic benefits embedded in the asset. Likewise, it clarifies that revenues in general are an inappropriate base to measure consumption of economic benefits embedded in the intangible asset.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Agriculture”- The amendment modifies financial information regarding “bearer plants” such as vines, rubber and palm oil trees. The amendment defines the concept of a “bearer plant” and establishes that it should be accounted for as property, plant and equipment, because its operation is similar to that of a production facility. As a result, it is brought into the scope of IAS 16 rather than IAS 41. Products grown in bearer plants will remain within scope of IAS 41.

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The amendment clarifies the application of consolidation exception for investment entities and its subsidiaries. IFRS 10 clarifies regarding the consolidation exception available for entities in group structures which include investment entities. Amendment to IAS 28 allows that an entity other than an investment entity, but that has ownership interest in an Associate or Joint Venture that is an investment entity, an accounting policy option in the application of the equity method. The entity may choose to maintain the fair value measurement applied by the associate or joint venture that is an investment entity, or, it may consolidate at the investment entity’s level (associate or joint venture)

01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”. Published in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 in the treatment of the sale or contribution of assets between an investor and the associate or joint venture. The main consequence of the amendments is that a gain or complete loss is recognized when the transaction involves a business (you are an affiliate or not) and a gain or partial loss when the transaction involves assets that do not constitute a business, even if these are assets in a subsidiary.

01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements”. Published in December, 2014. The amendment clarifies application guidance of IAS 1 on materiality and aggregates, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments form part of IASB’s Disclosure Initiative.

01/01/2016

IFRS 7 “Financial Instruments: Disclosures” There are two amendments to IFRS 7. (1) Service Agreements: if an entity transfers a financial asset to a third party under conditions that allow the grantor to write off the asset, IFRS 7 requires disclosure of any type of continued implication that the entity may still have in the transferred assets. IFRS 7 provides guidance regarding continued implication in this context. The amendment is prospective with the option to retroactive application. This also affects IFRS 1 to give the same option to those who apply IFRS for the first time. (2) Interim Financial Statements: The amendment clarifies the additional disclosure required by IFRS 7 amendments, “Offsetting financial assets and financial liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive.

01/01/2016

IFRS 19 “Employee Benefits” - The amendment clarifies that in order to determine the liabilities’ discount rate for post-employment benefits it should be denominated in the same currency as the benefits to be paid and not the currency from the country where it has been generated. The evaluation of the existence of a broad market for high quality corporate bonds is based on corporate bonds denominated in that currency, not on corporate bonds from a specific country. Likewise, where a broad market for high quality corporate bonds in that currency does not exist, government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

01/01/2016

IAS 34 “Interim Financial Reporting” The amendment clarifies the meaning of “elsewhere in the interim report”. The new amendment to IAS 34 requires a cross-reference of the interim financial statements as to the location of said information. The amendment is retroactive.

01/01/2016

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

NOTE 3 — BUSINESS COMBINATIONS

a)        Merger with Embotelladoras Coca-Cola Polar S.A.:

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the province of Buenos Aires; and in Paraguay servicing the whole country.  The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual control over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operating results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A., and Envases Central S.A., in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A., and Vital Aguas S.A., and Envases Central S.A., was achieved in stages, carrying value of the Company´s previously held equity interest in these entities was re-measured to fair value at the acquisition date. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

The Company determined the fair value of its distribution rights, and property, plant and equipment using discounted cash flow models, replacement costs for similar assets, and market based appraisals.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the Company´s operating segments in Chile (ThCh$ 8,503,023), Argentina (ThCh$ 1,041,633), and Paraguay (ThCh$ 6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

b)        Acquisition of Companhia de Bebidas Ipiranga:

On June 18, 2013 the Board of Directors of Embotelladora Andina S.A., unanimously approved the acquisition of the Brazilian company Companhia de Bebidas Ipiranga. The aforementioned company is dedicated to the marketing and distribution of Coca-Cola products in parts of the territories of São Paulo and Minas Gerais, serving approximately 23,000 customers. Such approval was reflected in a purchase and sale agreement signed on July 10, 2013.

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., completed the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$1,155,446 (equivalent to ThCh$ 261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda. using proceeds from intercompany loans and a capital contribution from the parent.

The purchase of Ipiranga generated the recognition of an intangible asset denominated “contractual rights to distribute the products of Coca-Cola” an amount of ThCh$228,359,641 and a goodwill an amount of ThCh$55,255,194.

The Company expects to recover goodwill through synergies related to available production capacity.  Goodwill has been assigned to the Company’s Brazil operating segment in the amount of ThCh$55,255,194.  Goodwill is expected to be tax deductible for income tax purposes.

NOTE 4 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s  strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan  operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

Net expenses related to corporate management, have been assigned to the Chilean operating segment.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended June 30, 2015	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	253,086,105	284,357,980	314,147,302	62,631,205	(741,610)	913,480,982
Cost of sales	(151,875,773)	(163,921,152)	(186,801,705)	(37,706,367)	741,610	(539,563,387)
Distribution expenses	(25,449,965)	(42,213,486)	(24,414,656)	(3,367,005)	—	(95,445,112)
Administrative expenses	(54,375,344)	(51,765,105)	(57,319,325)	(9,951,485)	—	(173,411,259)
Finance income	1,177,600	284,117	3,140,501	245,835	—	4,848,053
Finance expense	(8,542,810)	(3,687,249)	(18,121,584)	(16,673)	—	(30,368,316)
Interest expense, net	(7,365,210)	(3,403,132)	(14,981,083)	229,162	—	(25,520,263)
Share of the entity in income of associates accounted for using the equity method, total	303,176	—	(630,761)	—	—	(327,585)
Income tax expense	(6,401,882)	(5,905,088)	(6,795,352)	(1,945,673)	—	(21,047,995)
Other income (loss)	(5,964,741)	(4,359,519)	(2,026,706)	(969,287)	—	(13,320,253)
Net income of the segment reported	1,956,366	12,790,498	21,177,714	8,920,550	—	44,845,128

Depreciation and amortization	19,817,888	10,078,753	14,101,073	6,549,591	—	50,547,305

Current assets	247,441,086	82,760,825	122,763,020	24,958,862	—	477,923,793
Non current assets	646,793,405	120,320,428	636,707,348	263,527,617	—	1,667,348,798
Segment assets, total	894,234,491	203,081,253	759,470,368	288,486,479	—	2,145,272,591

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,314,691	—	42,613,486	—	—	59,928,177
Capital expenditures and other	18,217,590	10,357,863	9,272,752	2,545,627	—	40,393,832

Current liabilities	82,006,035	93,692,128	136,700,575	20,786,815	—	333,185,553
Non-current liabilities	536,516,493	10,701,524	369,849,911	18,693,799	—	935,761,729
Segment liabilities, total	618,522,530	104,393,652	506,550,486	39,480,614	—	1,268,947,282

Cash flows provided by (used) in Operating Activities	61,608,350	13,469,627	17,306,123	(438,342)	—	91,945,758
Cash flows (used in) provided by Investing Activities	(44,841,132)	(10,355,962)	(6,987,573)	108,144	—	(62,076,523)
Cash flows provided by (used in) Financing Activities	(20,779,988)	(4,306,727)	(16,312,260)	(719,839)	—	(42,118,814)

For the period ended June 30, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	238,052,862	197,762,897	339,278,004	59,563,085	(313,740)	834,343,108
Cost of sales	(143,230,804)	(115,027,596)	(212,495,580)	(37,000,225)	313,740	(507,440,465)
Distribution expenses	(25,067,956)	(30,936,003)	(26,857,712)	(3,231,815)	—	(86,093,486)
Administrative expenses	(50,431,894)	(38,778,412)	(62,300,105)	(9,242,495)	—	(160,752,906)
Finance income	1,982,729	29,670	2,076,643	88,782	—	4,177,824
Finance expense	(8,667,921)	(4,088,147)	(18,444,166)	(162,478)	—	(31,362,712)
Interest expense, net	(6,685,192)	(4,058,477)	(16,367,523)	(73,696)	—	(27,184,888)
Share of the entity in income of associates accounted for using the equity method, total	(1,055)	—	1,510,201	—	—	1,509,146
Income tax expense	(1,444,069)	(1,132,176)	(3,106,786)	(1,415,589)	—	(7,098,620)
Other income (loss)	(10,738,316)	(4,485,510)	(3,917,286)	255,537	—	(18,885,575)
Net income of the segment reported	453,576	3,344,723	15,743,213	8,854,802	—	28,396,314

Depreciation and amortization	19,273,091	8,613,671	16,080,206	6,272,526	—	50,239,494

Current assets	221,898,225	65,189,500	141,953,166	23,971,227	—	453,012,118
Non current assets	623,930,137	111,472,544	698,038,573	272,867,152	—	1,706,308,406
Segment assets, total	845,828,362	176,662,044	839,991,739	296,838,379	—	2,159,320,524
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,752,040	—	58,254,171	—	—	76,006,211
Capital expenditures and other	26,161,556	11,760,974	12,622,197	7,472,141	—	58,016,868
	112,226,584	85,760,968	99,443,458	16,166,258	—	313,597,268
Current liabilities	696,936,227	10,655,812	201,116,251	17,915,560	—	926,623,850
Non-current liabilities	809,162,811	96,416,780	300,559,709	34,081,818	—	1,240,221,118

Cash flows provided by (used) in Operating Activities	35,731,562	(5,905,617)	29,504,696	13,498,314	—	72,828,955
Cash flows (used in) Investing Activities	(75,785,597)	(11,741,249)	(12,622,197)	(7,472,141)	—	(107,621,184)
Cash flows provided by (used in) Financing Activities	19,274,385	11,607,854	(14,080,832)	(819,352)	—	15,982,055

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of June 30, 2015 and December 31, 2014:

Description By item	06.30.2015	12.31.2014
	ThCh$	ThCh$
Cash	563,897	595,442
Bank balances	16,179,468	13,931,375
Time deposits	6,488,038	13,159,563
Mutual funds	40,648,479	51,828,054
Total cash and cash equivalents	63,879,882	79,514,434

By currency	ThCh$	ThCh$
Dollar	5,819,309	5,747,745
Euro	11,145	15
Argentine Peso	473,854	1,317,489
Chilean Peso	14,399,570	17,708,037
Paraguayan Guaraní	7,594,389	9,385,359
Brazilian Real	35,581,615	45,355,789
Total cash and cash equivalents	63,879,882	79,514,434

5.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at June 30, 2015 and December 31, 2014:

Placement	Institution	Currency	Principal	Annual rate	06.30.2015
			ThCh$	%	ThCh$
06-19-2015	Banco Santander	Chilean pesos	900,000	2,90%	900,504
06-26-2015	Banco Santander	Chilean pesos	1,500,000	2,88%	1,500,480
06-30-2015	Banco Regional S.A.E.C,A.	Paraguayan Guaranies	4,087,054	4,00%	4,087,054
Total					6,488,038

Placement	Institution	Currency	Principal	Annual rate	12.31.2014
			ThCh$	%	ThCh$
11-28-2014	Banco de Chile	Chilean pesos	3,800,000	3.60	3,810,980
11-28-2014	Banco Santander	Chilean pesos	2,500,000	3.72	2,508,525
12-31-2014	Banco Regional S.A.E.C.A.	Paraguayan Guaranies	4,218,542	4.00	4,218,542
12-19-2014	Banco Citibank NA	Paraguayan Guaranies	1,310,758	4.75	1,310,758
12-19-2014	Banco Itaú Paraguay S.A.	Paraguayan Guaranies	1,310,758	4.50	1,310,758
		Total			13,159,563

5.2          Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	06.30.2015	12.31.2014
	ThCh$	ThCh$
Mutual fund Soberano Banco Itaú — Brazil	11,261,778	41,354,014
Mutual fund Bradesco — Brazil	9,760,181	—
Mutual fund Santander — Brazil	9,754,848	—
Mutual fund Corporativo Banchile — Chile	5,352,094	7,006,132
Western Assets Institutional Cash Reserves — USA	4,354,829	3,313,647
Mutual fund Wells Fargo — USA	162,468	154,261
Mutual fund Banco Galicia — Argentina	2,281	—
Total mutual funds	40,648,479	51,828,054

NOTE 6 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at June 30, 2015 and December 31, 2014, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current year 2015

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	06.30.2015
				ThCh$	%	ThCh$
08-29-2014	08-31-2015	Banco Itaú - Chile	Unidad de Fomento	6,000,000	0.60%	6,251,361
08-29-2014	08-31-2015	Banco Santander - Chile	Unidad de Fomento	6,000,000	0.70%	6,256,631
09-26-2014	09-30-2015	Banco HSBC - Chile	Unidad de Fomento	8,950,000	0.54%	9,293,944
10-07-2014	09-24-2015	Banco de Chile - Chile	Unidad de Fomento	4,650,000	0.35%	4,815,860
11-06-2014	08-13-2015	Banco de Chile - Chile	Unidad de Fomento	4,000,000	1.60%	4,144,560
11-06-2014	11-12-2015	Banco Santander - Chile	Unidad de Fomento	4,000,000	1.58%	4,144,022
11-06-2014	08-13-2015	Banco Itaú - Chile	Unidad de Fomento	4,000,000	1.47%	4,141,065
12-10-2014	08-13-2015	Banco Santander - Chile	Unidad de Fomento	6,580,000	3.28%	6,797,932
12-12-2014	08-13-2015	Banco Itaú - Chile	Unidad de Fomento	400,000	3.50%	413,670
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de Fomento	4,100,000	3.86%	4,245,316
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de Fomento	3,500,000	3.59%	3,618,911
12-26-2014	10-27-2015	Banco Santander - Chile	Unidad de Fomento	2,000,000	2.75%	2,057,727
12-29-2014	10-27-2015	Banco Santander - Chile	Unidad de Fomento	4,750,000	2.81%	4,887,467
12-30-2014	10-27-2015	Banco de Chile - Chile	Unidad de Fomento	3,500,000	2.55%	3,596,348
01-02-2015	10-27-2015	Banco de Chile - Chile	Unidad de Fomento	4,000,000	2.74%	4,113,083
02-20-2015	08-26-2015	Banco Santander - Chile	Unidad de Fomento	3,500,000	0.60%	3,571,156
05-15-2015	02-11-2016	Banco BTG Pactual- Chile	Unidad de Fomento	4,000,000	1.15%	4,030,885
05-15-2015	02-11-2016	Banco Itaú - Chile	Unidad de Fomento	3,500,000	0.94%	3,526,081
05-15-2015	02-11-2016	Banco de Chile - Chile	Unidad de Fomento	3,500,000	0.85%	3,525,674
06-03-2015	01-15-2016	Banco Itaú - Chile	Unidad de Fomento	5,000,000	0.91%	5,016,221
06-03-2015	01-15-2016	Banco Santander - Chile	Unidad de Fomento	5,000,000	0.91%	5,016,220
06-03-2015	05-27-2016	Banco Santander - Chile	Unidad de Fomento	5,000,000	1.00%	5,016,559
06-03-2015	05-09-2016	Banco de Chile - Chile	Unidad de Fomento	7,500,000	1.00%	7,524,839
06-03-2015	05-09-2016	Banco de Chile - Chile	Unidad de Fomento	7,500,000	1.00%	7,524,838
04-21-2015	07-01-2015	Banco Galicia - Argentina	Argentinean pesos (1)	163,838	22.95%	170,933
05-04-2015	07-03-2015	Banco Santander - Argentina	Argentinean pesos (1)	168,761	21.70%	174,405
05-18-2015	07-06-2015	Banco Industrial - Argentina	Argentinean pesos (1)	281,268	22.50%	288,668
05-26-2015	07-13-2015	Banco Santander - Argentina	Argentinean pesos (1)	232,046	21.10%	236,730
06-01-2015	07-20-2015	Banco Industrial - Argentina	Argentinean pesos (1)	189,856	22.50%	193,261
06-09-2015	08-10-2015	Banco Industrial - Argentina	Argentinean pesos (1)	196,887	23.00%	199,535
				Subtotal		114,793,902

(1)         Corresponds to time deposits entered into in order to guaranty derivative operations in Argentina

		06.30.2015
		ThCh$
Mutual funds
Western Assets Institutional Cash Reserves - USA		1,208,294

Bonds
Bonos Provincia Buenos Aires - Argentina		2,471

Guarantee Funds
Guarantee funds for derivative operations Rofex-Argentina (1)		1,593,838

Derivative futures contracts
Derivative futures contracts (see note Note 21)		759,155

Total other current financial assets	Total	118,357,660

(1)         Corresponds to funds that should remain restricted according to the partial results from derivative operations in Argentina.

b)             Non current 2015

Time Deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	06.30.2015
				ThCh$	%	ThCh$
06-03-2015	08-09-2016	Banco BTG Pactual- Chile	Unidad de Fomento	4,350,000	1.30%	4,365,388
06-22-2015	08-09-2016	Banco Santander - Chile	Unidad de Fomento	3,000,000	1.06%	3,002,306
06-30-2015	08-09-2016	Banco Santander - Chile	Unidad de Fomento	2,800,000	1.02%	2,800,000
03-16-2015	03-16-2017	Banco Santander - Chile	Brazilean Real	18,475	8.82%	18,475
Sub Total						10.186.169

Derivative futures contracts
Derivative futures contracts (see note Note 21)						97,531,850

Total other non-current financial assets				Total		107,718,019

c)                            Current year 2014

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2014
				ThCh$	%	ThCh$
08-14-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	4,500,000	1.65%	4,632,134
08-14-2014	02-13-2015	Banco de Chile - Chile	Unidad de fomento	4,500,000	1.25%	4,625,025
08-14-2014	02-13-2015	Banco Estado - Chile	Unidad de fomento	4,500,000	1.15%	4,623,248
08-19-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	5,480,000	1.45%	5,633,637
08-29-2014	08-31-2015	Banco Itaú - Chile	Unidad de fomento	6,000,000	0.60%	6,143,820
08-29-2014	08-31-2015	Banco Santander - Chile	Unidad de fomento	6,000,000	0.70%	6,145,932
09-26-2014	05-13-2015	Banco Santander - Chile	Unidad de fomento	8,950,000	0.15%	9,127,301
09-26-2014	09-30-2015	Banco HSBC - Chile	Unidad de fomento	8,950,000	0.54%	9,136,789
10-07-2014	09-24-2015	Banco de Chile - Chile	Unidad de fomento	4,650,000	0.35%	4,738,930
11-06-2014	08-13-2015	Banco de Chile - Chile	Unidad de fomento	4,000,000	1.60%	4,053,000
11-06-2014	11-12-2015	Banco Santander - Chile	Unidad de fomento	4,000,000	1.58%	4,052,877
11-06-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	4,000,000	1.47%	4,052,197
12-10-2014	08-13-2015	Banco Santander - Chile	Unidad de fomento	6,580,000	3.28%	6,592,590
12-10-2014	05-13-2015	Banco Itaú - Chile	Unidad de fomento	3,290,000	3.87%	3,297,427
12-12-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	400,000	3.50%	400,739
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	4,100,000	3.86%	4,105,275
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	3,500,000	3.59%	3,504,188
12-26-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	2,000,000	2.75%	2,000,764
12-29-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	4,750,000	2.81%	4,750,742
12-30-2014	10-27-2015	Banco de Chile - Chile	Unidad de fomento	3,500,000	2.55%	3,500,248
11-28-2014	03-02-2015	Banco Citibank NA - Paraguay	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-28-2014	03-02-2015	Banco BBVA Paraguay S.A.	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-03-2014	01-02-2015	Banco Galicia - Argentina	Argentine pesos (1)	366,130	20.75%	366,130
11-05-2014	01-05-2015	Banco HSBC - Argentina	Argentine pesos (1)	148,668	20.00%	148,668
11-07-2014	01-06-2015	Banco Galicia - Argentina	Argentine pesos (1)	365,348	20.75%	365,348
11-17-2014	01-16-2015	Banco Industrial - Argentina	Argentine pesos (1)	291,128	22.00%	291,128
12-17-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	152,652	21.00%	152,652
11-21-2014	01-20-2015	Banco Galicia - Argentina	Argentine pesos (1)	304,783	20.75%	304,783
12-09-2014	02-09-2015	Banco Santander Río - Argentina	Argentine pesos (1)	349,255	20.90%	349,255
12-16-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	370,189	21.00%	370,189
12-19-2014	02-18-2015	Banco Santander Río - Argentina	Argentine pesos (1)	383,087	20.90%	383,087
12-22-2014	02-18-2015	Banco ICB - Argentina	Argentine pesos (1)	160,501	20.00%	160,501
12-29-2014	02-27-2015	Banco Santander Río - Argentina	Argentine pesos (1)	211,092	20.90%	211,092
Subtotal						100,841,212

(1)         Corresponds to time deposits entered into in order to guaranty derivative operations in Argentina

12.31.2014
ThCh$
Mutual funds
Banco Crédito e Inversiones - Chile	23,514
Western Assets Institutional Cash Reserves - USA	1,107,579
1,131,093
Bonds
Bonds Provincia Buenos Aires - Argentina	3,584

Guarantee Funds
Guarantee funds for derivative operations Rofex-Argentina (1)	1,729,820

Derivative futures contracts
Derivative futures contracts (see note Note 21)	2,871,333

Total other current financial assets	106,577,042

(1)             Corresponds to funds that should remain restricted according to the partial results from derivative operations in Argentina.

d)             Non current 2014

12.31.2014
ThCh$
Time Deposits
Banco Votorantim	19,533
19,533

Derivative futures contracts
Derivative futures contracts (see note Note 21)	51,007,240
Total other non-current financial assets	51,026,773

NOTE 7 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 7.1   Other current non-financial assets

	06.30.2015	12.31.2014
	ThCh$	ThCh$
Description
Prepaid expenses	7,238,877	6,178,285
Fiscal credits	—	1,466,228
Prepaid insurance	1,183,427	53,402
Prepaid insurance (Argentine)	9,835	9,924
Other current assets	180,127	79,342
Total	8,612,266	7,787,181

Note 7.2   Other non-current, non-financial assets

	06.30.2015	12.31.2014
	ThCh$	ThCh$
Description
Judicial deposits (See note 22.2)	16,556,791	22,717,093
Prepaid expenses	4,374,893	5,624,838
Fiscal credits	3,466,333	4,409,561
Others	453,863	305,288
Total	24,851,880	33,056,780

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	06.30.2015			12.31.2014
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	101,363,828	(6,123,385)	95,240,443	164,026,718	(7,028,207)	156,998,511
Other current debtors	32,855,572	—	32,855,572	30,963,659	—	30,963,659
Current commercial debtors	134,219,400	(6,123,385)	128,096,015	194,990,377	(7,028,207)	187,962,170
Prepayments suppliers	3,343,237	—	3,343,237	6,017,624	—	6,017,624
Other current accounts receivable	2,548,929	(57,845)	2,491,084	4,189,001	(58,371)	4,130,630
Commercial debtors and other current accounts receivable	140,111,566	(6,181,230)	133,930,336	205,197,002	(7,086,578)	198,110,424

Non-current accounts receivable
Trade debtors	83,445	—	83,445	100,105	—	100,105
Other non-current debtors	7,838,596	—	7,838,596	6,997,704	—	6,997,704
Non-current accounts receivable	7,922,041	—	7,922,041	7,097,809	—	7,097,809
Trade and other receivable	148,033,607	(6,181,230)	141,852,377	212,294,811	(7,086,578)	205,208,233

Aging of debtor portfolio	Number of clients	06.30.2015	Number of clients	12.31.2014
		ThCh$		ThCh$
Up to date non-securitized portfolio	48,109	32,371,074	25,834	59,916,856
1 and 30 days	67,927	55,122,124	63,235	92,184,412
31 and 60 days	654	3,292,640	583	1,309,832
61 and 90 days	324	1,088,193	396	420,965
91 and 120 days	280	1,313,204	334	481,396
121 and 150 days	231	845,934	210	353,768
151 and 180 days	260	209,211	197	207,522
181 and 210 days	393	849,672	306	568,956
211 and 250 days	287	930,526	199	548,469
More than 250 days	2,038	5,424,695	1,248	8,134,647
Total	120,503	101,447,273	92,542	164,126,823

	06.30.2015	12.31.2014
	ThCh$	ThCh$
Current comercial debtors	101,363,828	164,026,718
Non-current comercial debtors	83,445	100,105
Total	101,447,273	164,126,823

The movement in the allowance for doubtful accounts between January 1 and June 30, 2015 and January 1 and December 31, 2014, are presented below:

	06.30.2015	12.31.2014
	ThCh$	ThCh$
Opening balance	7,086,578	2,678,879
Bad debt expense	2,634,395	4,459,276
Provision reversal for charges against clients	(3,382,009)	(35,827)
Change due to foreign exchange differences	(157,734)	(15,750)
Movement	(905,348)	4,407,699
Ending balance	6,181,230	7,086,578

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	06.30.2015	12.31.2014
	ThCh$	ThCh$
Raw materials	83,794,940	74,691,675
Finished goods	31,212,791	47,894,403
Spare parts and supplies	27,277,472	26,213,284
Work in progress	210,239	289,740
Other inventories	3,079,427	3,039,477
Obsolescence provision (1)	(3,028,511)	(2,400,961)
Total	142,546,358	149,727,618

The cost of inventory recognized as cost of sales is ThCh$ 539,563,387 and ThCh$ 507,440,465 at June 30, 2015 and 2014, respectively.

(1)             The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXES

For the period ended June 30, 2015, the Company had taxable profits of ThCh$ 64,344,562, comprised of profits with credits for first category income tax amounting to ThCh$53,682,038 and profits without credits amounting to ThCh$ 10,662,524.

10.1                                Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

•             It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future General Shareholders Meeting.

•             The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

•             Regarding the amendments to deferred taxes resulting from rate changes to be applied during the reversal period of differences between the bases of valuation of assets and liabilities by deferred taxes, were recognized on December 31, 2014, according to Circular Letter N° 856 of the SVS with a charge to accumulated earnings, amounting to a total of ThCh$23,615,151.

10.2                                                                      Current tax assets

Current tax payables correspond to the following items:

Description	06.30.2015	12.31.2014
	ThCh$	ThCh$
Monthly provisional payments	6,900,421	5,727,642
Tax credits (1)	60,927	297,407
Total	6,961,348	6,025,049

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.2                                                                      Current tax liabilities

Current tax payables correspond to the following items:

Description	06.30.2015	12.31.2014
	ThCh$	ThCh$
Income tax expense	1,887,174	2,931,206
Total	1,887,174	2,931,206

10.3                                                                      Income tax expense

The current and deferred income tax expenses for the years ended June 30, 2015 and 2014 are detailed as follows:

Item	06.30.2015	06.30.2014
	ThCh$	ThCh$
Current income tax expense	17,108,433	4,124,808
Adjustment to current income tax from the previous fiscal year	(129,752)	1,457,089
Withholding tax expense foreign subsidiaries	4,367,141	1,924,166
Other deferred tax expense (income)	1,098,212	498,759
Current income tax expense	22,444,034	8,004,822
Income (expense) for the creation and reversal of current tax difference	(1,396,039)	(906,202)
Expense (income) for deferred taxes	(1,396,039)	(906,202)
Total income tax expense	21,047,995	7,098,620

10.4                                                                      Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	06.30.2015		12.31.2014
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,807,023	48,406,638	1,825,735	50,035,641
Obsolescence provision	1,806,609	—	1,789,886	—
Employee benefits	1,726,713	—	3,092,399	—
Post-employment benefits	—	1,027,292	82,299	798,459
Tax loss carried-forwards (1)	10,015,602	—	12,301,624	—
Tax Goodwill Brazil	42,666,844	—	51,257,770	—
Contingency provision	31,463,241	—	29,553,200	—
Foreign exchange differences (Foreign Subsidiaries) (2)	—	1,715,149	—	2,612,804
Allowance for doubtful accounts	777,470	—	977,330	—
Contributions of The Coca-Cola Company (Argentine)	1,899,047	—	1,892,625	—
Assets and liabilities for placement of bonds	—	802,289	—	809,091
Lease liabilities	2,191,370	—	4,441,730	—
Inventories	—	95,111	—	78,337
Distribution rights	—	170,032,241	—	178,308,862
Others	1,088,517	344,387	939,033	1,636,584
Subtotal	95,442,436	222,423,107	108,153,631	234,279,778
Net Liabilities	—	126,980,671	—	126,126,147

(1)    Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., the amount totals to ThCh$9,601,307 and other minor  subsidiaries in Chile ThCh$414,295. Tax losses in Chile do not have an expiration date

(2)    Corresponds to deferred tax exchange differences generated upon translation of debts in foreign currency in the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda. that in terms of tax, are recognized in Brazil upon liquidation.

10.5                                                                      Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	06.30.2015	12.31.2014
	ThCh$	ThCh$

Opening Balance	126,126,147	105,537,484
Increase due to merger
Increase (decrease) in deferred tax	3,583,664	(4,931,757)
Increase resulting from Tax Reform rates	—	23,334,999
Decrease due to foreign currency translation	(2,729,140)	2,185,421
Movements	854,524	20,588,663
Ending balance	126,980,671	126,126,147

10.6                                                                      Distribution of domestic and foreign tax expense

For the periods ended June 30, 2015 and 2014, domestic and foreign tax expense are detailed as follows:

Income tax	06.30.2015	06.30.2014
	ThCh$	ThCh$
Current income taxes
Foreign	(17,892,246)	(3,816,133)
Domestic	(4,551,788)	(4,188,689)
Current income tax expense	(22,444,034)	(8,004,822)

Deferred income taxes
Foreign	3,246,133	(1,838,418)
Domestic	(1,850,094)	2,744,620
Deferred income tax expense	1,396,039	906,202
Income tax expense	(21,047,995)	(7,098,620)

10.7                                Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	06.30.2015	06.30.2014
	ThCh$	ThCh$
Net income before taxes	65,893,123	35,494,934
Tax expense at legal rate ( 22,5%)	(14,825,953)	—
Tax expense at legal rate ( 20,0%)	—	(7,098,987)
Effect of a different tax rate in other jurisdictions	(4,188,467)	(2,338,729)

Permanent differences:
Non-taxable revenues	5,204,088	7,106,602
Non-deductible expenses	(1,902,062)	(887,492)
Tax effect of tax provided in excess of prior period	129,752	(1,457,089)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(5,465,353)	(2,422,925)
Adjustments to tax expense	(2,033,575)	2,339,096

Tax expense at effective rate	(21,047,995)	(7,098,620)
Effective rate	31.9%	20.0%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2015	2014
Chile	22.5%	20%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	06.30.2015	12.31.2014	06.30.2015	12.31.2014	06.30.2015	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	29,914,278	25,522,059	—	—	29,914,278	25,522,059
Land	73,364,641	76,957,848	—	—	73,364,641	76,957,848
Buildings	217,462,410	223,273,615	(51,474,355)	(51,215,168)	165,988,055	172,058,447
Plant and equipment	469,518,849	489,218,564	(239,651,272)	(235,979,731)	229,867,577	253,238,833
Information technology	17,563,671	17,527,911	(13,124,839)	(12,706,055)	4,438,832	4,821,856
Fixed facilities and accessories	34.731.773	34,015,967	(10,274,919)	(8,960,420)	24,456,854	25,055,547
Vehicles	28,399,561	36,966,300	(15,244,529)	(20,796,517)	13,155,032	16,169,783
Leasehold improvements	729,964	786,269	(366,043)	(340,149)	363,921	446,120
Other property, plant and equipment (1)	396.133.265	404,317,216	(272,279,009)	(265,512,424)	123,854,256	138,804,792
Total	1,267,818,412	1,308,585,749	(602,414,966)	(595,510,464)	665,403,446	713,075,285

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at June 30, 2015 and December 31,2014 is detailed as follows:

Other property, plant and equipment	06.30.2015	12.31.2014
	ThCh$	ThCh$
Bottles	69,669,241	62,769,011
Marketing and promotional assets	45,201,318	66,444,241
Other property, plant and equipment	8,983,697	9,591,540
Total	123,854,256	138,804,792

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile                                      : Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.

Argentina             : Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego

Brazil                                  : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.

Paraguay              : Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2                       Movements

Movements in property, plant and equipment are detailed as follows between January 1 and June 30, 2015 and January 1 and December 31, 2014:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2015	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285
Additions	19,800,655	—	76,355	4,346,942	99,687	25,523	73,776	—	10,870,521	35,293,459
Disposals	(6,416)	—	(16,277)	(1,361,132)	—	—	—	—	(699,885)	(2,083,710)
Transfers between items of property, plant and equipment	(13,795,367)	—	3,224,295	2,475,584	662,132	798,781	617,258	688	6,016,629	—
Depreciation expense	—	—	(2,565,049)	(17,854,522)	(997,357)	(1,352,475)	(2,172,620)	(39,619)	(24,228,892)	(49,210,534)
Impairment losses recognized in the income statement	—	—	—	—	—	—	—	—	—	—
Increase (decrease) due to foreign currency translation differences	(1,043,094)	(3,593,206)	(6,733,178)	(11,025,215)	(174,708)	(62,313)	(1,360,716)	(43,214)	(6,562,937)	(30,598,581)
Other increase (decrease)	(563,559)	(1)	(56,538)	47,087	27,222	(8,209)	(172,449)	(54)	(345,972)	(1,072,473)
Total movements	4,392,219	(3,593,207)	(6,070,392)	(23,371,256)	(383,024)	(598,693)	(3,014,751)	(82,199)	(14,950,536)	(47,671,839)
Ending balance at June 30, 2015	29,914,278	73,364,641	165,988,055	229,867,577	4,438,832	24,456,854	13,155,032	363,921	123,854,256	665,403,446

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	61,749,644	—	2,689,039	46,090,966	403,941	196,726	921,557	—	13,661,737	125,713,610
Disposals	(16,668)	(109,252)	(22,864)	(3,017,160)	(1,296)	(1,940)	(51,126)	—	(1,299,940)	(4,520,246)
Transfers between items of property, plant and equipment	(71,807,784)	—	22,189,920	13,217,587	920,853	(5,762,142)	4,710,288	—	36,531,278	—
Depreciation expense	—	—	(5,510,350)	(37,943,247)	(2,020,178)	(1,818,210)	(4,661,508)	(132,184)	(47,832,641)	(99,918,318)
Increase (decrease) due to foreign currency translation differences	(912,128)	1,004,086	568,887	(1,733,312)	54,839	(766,851)	206,760	11,208	9,964,653	8,398,142
Other increase (decrease)	(35,807)	(76)	327,203	(4,097,095)	(120,488)	—	(78,052)	55	(5,543,451)	(9,547,711)
Total movements	(11,022,743)	894,758	20,241,835	12,517,739	(762,329)	(8,152,417)	1,047,919	(120,921)	5,481,636	20,125,477
Ending balance at December 31, 2014	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of June 30, 2015 and December 31, 2014 are detailed as follows:

12.1                                Accounts receivable:

12.1.1                      Corrientes:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2015	12.31.2014
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	3,221,609	5,629,383
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	407,837	359,933
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	6,079	4,847
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	418	290
		Total			3,635,943	5,994,453

12.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2015	12.31.2014
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	2,500	24,752

		Total			2,500	24,752

12.2                                Accounts payable:

12.2.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2015	12.31.2014
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,553,151	14,076,916
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Pesos argentinos	8,126,368	5,831,334
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	10,448,580	13,482,012
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	3,459,450	6,281,874
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	4,291,302	5,354,145
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	1,316,132	10,356,646
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	290,655	583,862
		Total			42,485,638	55,966,789

12.3                       Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 06.30.2015
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	59,750,015
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,464,294
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	1,713,342
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	1,285,825
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	17,944,604
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,018,839
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	18,753,117
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	1,200,108
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	46,282,614
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	8,080,264
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchased of products	Brazilian real	9,309,215
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	67,250,277
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine peso	1,343,102
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,276,237
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and advertising participation	Chilean pesos	835,194
Foreign	Sorocaba Refrescos S. A.	Asociate	Brazil	Purchased of products	Brazilian real	1,257,302

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2014
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	132,201,085
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,112,331
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,143,674
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	5,494,143
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	35,394,840
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,210,686
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	12,526,172
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,369,911
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	101,724,406
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,598,422
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	35,118,038
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	112,809,593
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	15,624,972
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,718,878
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and advertising participation	Chilean pesos	986,989
Foreign	Sorocaba Refrescos S. A.	Asociate	Brazil	Purchased of products	Brazilian real	537,948

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	06.30.2015	06.30.2014
	ThCh$	ThCh$
Executive wages, salaries and benefits	2,485,804	2,885,638
Director allowances	756,000	756,000
Contract termination benefits	129,085	—
Total	3,370,889	3,641,638

NOTE 13 —  EMPLOYEE BENEFITS

As of June 30, 2015 and December 31, 2014, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$7,690,848 and ThCh$14,563,449, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

13.1           Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	06.30.2015	06.30.2014
	ThCh$	ThCh$
Wages and salaries	108,072,132	93,384,429
Employee benefits	22,797,768	23,440,789
Severance and post-employment benefits	2,974,390	2,681,194
Other personnel expenses	5,244,159	7,019,905
Total	139,088,449	126,526,317

13.2           Number of Employees

	06.30.2015	06.30.2014

Number of employees	14,770	15,575

Number of average employees	15,202	16,073

13.3        Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17.

Beneficios a los empleados	06.30.2015	12.31.2014
	ThCh$	ThCh$

Non-current provision	8,609,445	8,125,107
Total	8,609,445	8,125,107

13.4           Post-employment benefits movement

The movements of post-employment benefits for the periods ended June 30, 2015 and December 31, 2014 are detailed as follows:

Movements	06.30.2015	12.31.2014
	ThCh$	ThCh$
Opening balance	8,125,107	8,758,111
Service costs	1,809,673	1,385,620
Interest costs	85,465	199,314
Net actuarial losses	490,606	342,990
Benefits paid	(1,901,406)	(2,560,928)
Total	8,609,445	8,125,107

13.5           Assumptions

The actuarial assumptions used at June 30, 2015 and December 31, 2014 were:

Assumptions	06.30.2015	12.31.2014

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 años	60 años
Retirement age of men	65 años	65 años

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1           Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	06.30.2015	12.31.2014	06.30.2015	12.31.2014
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean pesos	17,314,691	17,684,657	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilean real	13,845,024	14,910,530	8.82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilean real	1,197,739	1,276,042	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilean real	259,475	238,647	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilean real	27,311,248	31,940,337	40.00%	40.00%

	Total			59,928,177	66,050,213

(1)     In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)     In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

14.2           Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended June 30, 2015 and December 31, 2014:

Details	06.30.2015	12.31.2014
	ThCh$	ThCh$
Opening Balance	66,050,213	68,673,399
Dividends received	(1,238,257)	(1,590,674)
Variation of minimum dividends from equity investees	—	149,938
Share in operating income	(23,110)	2,169,272
Unrealized income	42,634	85,266
Other decrease investment in associate (Sale participation in Leon Alimentos y Bebidas Ltda.).	—	(4,194,955)
Deferred tax effect resulting from change in related tax rate in associate	—	(438,347)
Decrease due to foreign currency translation differences	(4,903,303)	1,196,314
Ending Balance	59,928,177	66,050,213

The main movements for the periods ended 2015 and 2014 are detailed as follows:

•             During the period ended June 30, 2015, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 1,020,250  (ThCh$760,037 in 2014).

•             During the period ended June 30, 2015,  Sorocaba Refrescos S.A.  has distributed  dividends of ThCh$218,007  (ThCh$830,637 in 2014).

•             In October 2014, Rio Janeiro Refrescos Ltda., sold the 2.05% stake in Leão Alimentos e Bebidas Ltda. according to volume quotas for ThCh$ 4,495,771 generating earnings amounting to ThCh$ 300,816, which were recognized as a credit to results.

14.3           Reconciliation of share of profit in investments in associates:

Details	06.30.2015	06.30.2014
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	(23,110)	1,717,985

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(347,108)	(251,472)
Amortization of Fair Value in Vital Jugos S. A	42,633	42,633
Income Statement Balance	(327,585)	1,509,146

14.4           Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of June 30, 2015:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	57,600,393	118,764,017	10,581,056	1,948,895	343,248,508
Total liabilities	21,947,813	50,485,960	—	1,300,207	186,341,302
Total revenue	23,490,719	7,751,805	343,413	—	379,218,114
Net income of associate	1,215,302	2,843,322	343,413	644,569	9,068,974

Reporting date	06/30/2015	05/31/2015	05/31/2015	05/31/2015	05/31/2015

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	June 30, 2015			December 31, 2014
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	686,246,230	—	686,246,230	719,385,108	—	719,385,108
Software	22,373,066	(15,189,592)	7,183,474	22,591,363	(14,242,229)	8,349,134
Others	556,447	(75,690)	480,757	521,234	(74,197)	447,037
Total	709,175,743	(15,265,282)	693,910,461	742,497,705	(14,316,426)	728,181,279

(1)         According to note 3 Business Combinations, these assets correspond to the rights to produce and distribute Coca-Cola products in the territories where Embotelladoras Coca-Cola Polar S.A., maintained franchises in Chile, Argentina and Paraguay and in the territories in parts of Sao Paulo and Minas Gerais maintained by Companhia de Bebidas Ipiranga. Such distribution rights are composed as follows and are not subject to amortization:

	06.30.2015	12.31.2014
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brazil	208,028,879	230,712,143
Paraguay	176,196,770	186,636,782
Argentina	1,714,854	1,730,456
Total	686,246,230	719,385,108

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to June 30, 2015 and  January 1 to December 31, 2014:

	June 30, 2015				December 31, 2014
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	719,385,108	447,037	8,349,134	728,181,279	691,355,453	453,737	8,797,302	700,606,492
Additions	—	—	487,755	487,755	—	—	3,191,059	3,191,059
Amortization	—	(2,280)	(1,336,771)	(1,339,051)	—	(4,365)	(3,048,607)	(3,052,972)
Other increases (decreases)(1)	(33.138.878)	36,000	(316,644)	(33,419,522)	28,029,655	(2,335)	(590,620)	27,436,700
Ending balance	686,246,230	480,757	7,183,474	693,910,461	719,385,108	447,037	8,349,134	728,181,279

(1)  Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights.

15.2           Goodwill

Movement in goodwill is detailed as follows:

Period ended June 30, 2015

				Foreign currency
				translation differences
				where functional
			Disposals	currency is different
Operating segment	01.01.2015	Additions	or impairments	from presentation currency	06.30.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Operación Chilena	8,503,023	—	—	—	8,503,023
Operación Brazilera	90,122,057	—	—	(8,760,292)	81,361,765
Operación Argentina	10,058,725	—	—	(90,685)	9,968,040
Operación Paraguaya	8,240,394	—	—	(460,948)	7,779,446
Total	116,924,199	—	—	(9,311,925)	107,612,274

Period ended December 31, 2014

					Foreign currency
					translation differences
					where functional
			Disposals		currency is different
Operating segment	01.01.2014	Additions	or impairments		from presentation currency	12.31.2014
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Operación Chilena	8,522,488	—	(19,465)		—	8,503,023
Operación Brazilera	88,659,503	—	(292,365	)(1)	1,754,919	90,122,057
Operación Argentina	11,404,496	—	—		(1,345,771)	10,058,725
Operación Paraguaya	7,192,580	—	—		1,047,814	8,240,394
Total	115,779,067	—	(311,830)		1,456,962	116,924,199

(1) Corresponds to goodwill generated from the adcquisition of Compañía de Bebidas Ipiranga, refer to Note 3.

15.3           Impairment Test

Management reviews the business performance based on geography.  Goodwill is monitored by management at the operating segment level which includes the Chilean, Brazilian, Argentinian and Paraguayan operations.  Distribution rights are monitored for impairment geographically at the CGU or group of CGUs, which correspond to specific territories for which Coca Cola distribution rights have been acquired.  These CGUs or group of CGUs consists of Chilean Regions, Argentina South, Brazil (Ipiranga territories) and Paraguay.

The recoverable amount of all CGUs and operating segments has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using the estimated average volume growth rates, which do not exceed the long term average growth rates.  Management determined annual volume growth rates, discount rates and local inflation rates for each CGU to be key assumptions. The volume of sales in each period is the main driver for revenue and costs. Annual volume growth rates are based on past performance and management’s expectations of market development. The discount rates used are US Dollar pre-tax rates and reflect specific risks relating to each country of operations.  Local inflation rates are based on available country data and information provided by financial institutions.

The main assumptions used in the calculations, performed at December 31, 2014 (the impairment tests are performed annually):

Country	Volume Growth Rate	Discount Rate	Local Inflation Rate
Argentina	2.9%	32.8%	22.7%
Brazil	2.9%	10.7%	5.2%
Chile	3.7%	8.7%	3.1%
Paraguay	3.8%	12.4%	5.0%

As a result of the annual test there were no impairments identified in any of the CGUs (distribution rights) or reporting segments (goodwill).

The fair value of Company’s Chilean Regions CGU is approximately equal to net book value.  The distribution rights associated with this CGU were acquired in the Polar acquisition in October 2012. The Chilean Regions CGU is sensitive to expected future growth rates in sales volumes and sales prices, as well as changes in the discount rate, including market and risk premiums. The Chilean Regions CGU’s failure to meet management’s objectives or a future increase in the discount rate could result in future impairment of some or all of the Chilean Regions distribution rights, which were ThCh$ 300,305,727 at December 31, 2014.

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	06.30.2015	12.31.2014
	ThCh$	ThCh$
Bank loans	41,882,748	41,675,933
Bonds payable	18,361,720	17,623,883
Deposits in guarantee	15,279,019	15,982,913
Derivative contract obligations (see note 21)	3,377,775	4,431,484
Leasing agreements	2,852,549	3,688,227
Total	81,753,811	83,402,440

Non-current	06.30.2015	12.31.2014
	ThCh$	ThCh$
Bank loans	32,912,869	46,414,771
Bonds payable	674,774,289	657,220,248
Derivative contract obligations (see note 21)	19,839,525	22,981,421
Total	727,526,683	726,616,440

The fair value of the aforementioned financial liabilities is presented below:

Currrent	Book Value 06.30.2015	Fair Value 06.30.2015	Book Value 12.31.2014	Fair Value 12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans (1)	41,882,748	42,567,749	41,675,933	42,604,758
Bonds Payable (2)	18,361,720	20,138,024	17,623,883	18,852,764
Deposits in guarantee (3)	15,279,019	15,279,019	15,982,913	15,982,913
Derivative contract obligations (see note 21)	3,377,775	3,377,775	4,431,484	4,431,484
Leasing agreements (3)	2,852,549	2,852,549	3,688,227	3,688,227
Total	81,753,811	84,215,116	83,402,440	85,560,146

Non-current	06,30,2015	06,30,2015	12,31,2014	12,31,2014
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	32,912,869	29,469,711	46,414,771	41,861,984
Bonds payable (2)	674,774,289	726,032,993	657,220,248	701,322,386
Leasing agreements (3)	19,839,525	19,839,525	22,981,421	22,981,421
Total	727,526,683	775,342,229	726,616,440	766,165,791

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations

16.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	06.30.2015	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean pesos	Monthly	1.10%	1.10%	—	—	—	9,633
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	5.00%	5.00%	2,103,000	—	2,103,000	205,000
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	—	345,728	345,728	211,137
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	177,437	478,155	655,592	658,980
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	171,893	585,974	757,867	748,896
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	50,297	149,072	199,369	201,332
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.06%	23.06%	—	—	—	853,102
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.38%	23.38%	—	—	—	4,587,880
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	24.63%	24.63%	10,923	8,438,028	8,448,951	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	20,134	—	20,134	60,977
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	365,267	987,953	1,353,220	1,390,819
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	16.00%	16.00%	436,842	—	436,842	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	53,346	157,336	210,682	198,950
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	80,603	234,366	314,969	319,284
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	49,658	148,400	198,058	186,837
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	69,581	—	69,581	210,727
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Monthly	18.00%	18.00%	5,427	—	5,427	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Trimestral	15.25%	15.25%	140,016	305,439	445,455	545,149
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine pesos	At maturity	28.00%	28.00%	—	—	—	5,080,638
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	81,285	232,046	313,331	317,750
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	81,285	232,046	313,331	317,750
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	30.25%	30.25%	—	—	—	453,690
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	80,895	234,390	315,285	316,153
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brazil	Brazilean real	Monthly	9.40%	9.40%	—	—	—	65,788
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Dollars	Monthly	2.992%	2.992%	—	17,482,416	17,482,416	16,118,096
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	7.15%	7.15%	113,920	315,792	429,712	440,866
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Monthly	4.50%	4.50%	150,864	386,192	537,056	603,278
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.00%	6.00%	746,963	2,112,214	2,859,177	3,376,088
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.63%	6.63%	1,011,355	3,056,210	4,067,565	4,197,133
											Total	41,882,748	41,675,933

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually, the financial expense is recognized pursuant to market rates and, the differential of financial expenses between the market and nominal rate was imputed as lower costs of property, plant, and equipment

16.1.2  Bank obligations, non-current

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	06.30.2015
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.63%	6.63%	3,881,003	2,523,484	510,469	251,173	—	7,166,129
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean real	Monthly	7.15%	7.15%	415,098	151,922	142,976	11,883	—	721,879
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	7,466,385	3,733,192	—	—	—	11,199,577
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean real	Monthly	6.00%	6.00%	2,816,285	2,816,285	2,816,285	2,112,214	—	10,561,069
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean real	Monthly	4.50%	4.50%	128,731	—	—	—	—	128,731
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	14.80%	9.90%	193,966	—	—	—	—	193,966
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	49,691	—	—	—	—	49,691
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	323,458	—	—	—	—	323,458
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	161,729	—	—	—	—	161,729
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	161,729	—	—	—	—	161,729
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	166,246	—	—	—	—	166,246
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	181,136	—	—	—	—	181,136
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	156,260	—	—	—	—	156,260
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	3.43%	3.43%	868,847	872,422	—	—	—	1,741,269
														Total	32,912,869

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually, the financial expense is recognized pursuant to market rates and, the differential of financial expenses between the market and nominal rate was imputed as lower costs of property, plant, and equipment.

16.1.2  Bank obligations, non-current December 31,2014

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	4,169,265	3,582,205	1,133,230	65,787	—	8,950,487
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilian real	Monthly	7.15%	7.15%	476,272	310,662	158,529	117,869	—	1,063,332
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dólar USA	Monthly	2.992%	2.992%	8,280,509	8,280,509	—	—	—	16,561,018
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	4.50%	4.50%	428,302	—	—	—	—	428,302
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.00%	7.00%	3,327,965	3,157,786	3,131,517	3,131,517	820,546	13,569,331
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	14.80%	9.90%	581,022	—	—	—	—	581,022
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	150,428	—	—	—	—	150,428
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	175,174	—	—	—	—	175,174
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	988,071	—	—	—	—	988,071
Foreign	Embotelladora del Atántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	326,400	—	—	—	—	326,400
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	269,432	—	—	—	—	269,432
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	157,737	—	—	—	—	157,737
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	290,509	—	—	—	—	290,509
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	315,363	—	—	—	—	315,363
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.29%	4.29%	1,949,555	—	—	—	—	1,949,555

														Total	46,414,771

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually, the financial expense is recognized pursuant to market rates and, the differential of financial expenses between the market and nominal rate was imputed as lower costs of property, plant, and equipment.

16.2.1    Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	06.30.2015	12.31.2014	06.30.2015	12.31.2014	06.30.2015	12.31.2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	19,177,843	18,457,970	679,879,338	662,420,327	699,057,181	680,878,297
Expenses of bond issuance and discounts on placement	(816,123)	(834,087)	(5,105,049)	(5,200,079)	(5,921,172)	(6,034,166)
Net balance presented in statement of financial position	18,361,720	17,623,883	674,774,289	657,220,248	693,136,009	674,844,131

16.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market. Following is a detail of the these instruments:

		Face	Unit of	Interest	Final	Interest	Date Amortization of
	Series	amount	Adjustment	rate	Maturity	Payment	capital	06.30.2015	12.31.2014
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	625.000	Unidad de Fomento	3.0%	08-15-2017	Semiannually	08-15-2015	6,419,140	6,363,030
SVS Registration N°254 SVS 06.13.2001	B	2.813.831	Unidad de Fomento	6.5%	06-01-2026	Semiannually	12-01-2015	4,948,018	4,749,263
SVS Registration N°641 08.23.2010	C	1.500.000	Unidad de Fomento	4.0%	08-15-2031	Semiannually	02-15-2021	553,533	548,679
SVS Registration N°759 08.20.2013	C	1.000.000	Unidad de Fomento	3.5%	08-16-2020	Semiannually	02-16-2017	325,072	284,837
SVS Registration N°760 08.20.2013	D	4.000.000	Unidad de Fomento	3.8%	08-16-2034	Semiannually	02-16-2032	1,410,763	1,236,149
SVS Registration N°760 04.02.2014	E	3.000.000	Unidad de Fomento	3.75%	03-01-2035	Semiannually	09-01-2032	928,217	914,996
Bond USA	—	575.000.000	Dollars	5.0%	10-01-2023	Semiannually	10-01-2023	4,593,100	4,361,016
Total current portion								19,177,843	18,457,970
Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	625.000	Unidad de Fomento	3.0%	08-15-2017	Semiannually	08-15-2016	9,368,610	12,313,550
SVS Registration N°254 SVS 06.13.2001	B	2.813.831	Unidad de Fomento	6.5%	06-01-2026	Semiannually	12-01-2016	65,724,600	67,077,946
SVS Registration N°641 08.23.2010	C	1.500.000	Unidad de Fomento	4.0%	08-15-2031	Semiannually	02-15-2021	37,474,440	36,940,650
SVS Registration N°759 08.20.2013	C	1.000.000	Unidad de Fomento	3.5%	08-16-2020	Semiannually	02-16-2017	24,982,960	24,662,705
SVS Registration N°760 08.20.2013	D	4.000.000	Unidad de Fomento	3.8%	08-16-2034	Semiannually	02-16-2032	99,931,840	98,662,919
SVS Registration N°760 04.02.2014	E	3.000.000	Unidad de Fomento	3.75%	03-01-2035	Semiannually	09-01-2032	74,948,888	73,881,307
Bond USA	—	575.000.000	Dollars	5.0%	10-01-2023	Semiannually	10-01-2023	367,448,000	348,881,250
Total non-current portion								679,879,338	662,420,327

Accrued interest included in the current portion of bonds totaled ThCh$ 8,358,870 and  ThCh$ 8,122,961, at June 30, 2015 and December 31, 2014 , respectively.

16.2.3                       Non-current maturities

		Year of maturity				Total non- current
	Series	2016	2017	2018	Después	06-30-2015
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 08.23.2010	A	3,122,870	6,245,740	—	—	9,368,610
SVS Registration N°254 06.13.2001	B	2,396,914	5,026,299	5,353,008	52,948,379	65,724,600
SVS Registration N°641 08.23.2010	C	—	—	—	37,474,440	37,474,440
SVS Registration N°759 08.20.2013	C	—	6,245,740	6,245,740	12,491,480	24,982,960
SVS Registration N°760 08.20.2013	D	—	—	—	99,931,840	99,931,840
SVS Registration N°760 04.02.2014	E	—	—	—	74,948,888	74,948,888
Bonod USA	—	—	—	—	367,448,000	367,448,000
		5,519,784	17,517,779	11,598,748	645,243,027	679,879,338

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at June 30, 2015:

AA	:	Clasificación correspondiente a ICR Compañía Clasificadora de Riesgo Ltda.
AA	:	Clasificación correspondiente a Fitch Chile Clasificadora de Riesgo Limitada.

The rating of bonds issued on the international market as of June 30, 2015 is the following:

BBB	:	Clasificación correspondiente a Standard&Poors.
A-	:	Clasificación correspondiente a Fitch Chile Clasificadora de Riesgo Limitada.

16.2.5                       Restrictions

16.2.5.1   Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Yankee Bonds) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions

16.2.5.2   Restrictions regarding bonds placed in the local market.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of March 31, 2015 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of  June 30, 2015 is UF2,814 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of June 30, 2015, Indebtedness Level is 0.92 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of June 30, 2015, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	81,753,811
Other non-current financial liabilities	727,076,683
Total Consolidated Equity	876,325,309

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of June 30, 2015, this index is 1.61 times:

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows

As of June 30, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,042,454,294
Unsecured consolidated liabilities payable	1,268,947,282

Restrictions regarding bond lines registered in the Securities Registrered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of  the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of  3.00%. As of June 30, 2015, the balance of outstanding capital  is UF 0.625 million

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest  rate of  4.00%. As of June 30, 2015, the balance of outstanding capital  is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of June 30, 2015, Net Financial Debt was 0.59 times..

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2015, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	63,879,882
Other current financial assets	118,357,660
Other non-current financial assets	107,718,019
Other current financial liabilities	81,753,811
Other non-current financial liabilities	727,526,683
Total Consolidated Equity	876,325,309

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of June 30, 2015, this index is 1.61 times:

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,042,454,294
Unsecured consolidated liabilities payable	1,268,947,282

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for  the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters

As of March 31, 2015 Net Financial Coverage level is 5.75 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2015, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and June 30, 2015	155.608.529
(+) Consolidated Ebitda between January 1 and December 31, 2014	289.739.619
(-) Consolidated Ebitda between January 1 and June 30, 2014	130.295.745
Consolidated Ebitda twelve months (between July 2014 and June 30, 2015)	315.052.403

(+) Consolidated Financial income between January 1 and June 30, 2015	4,848,053
(+) Consolidated Financial income between January 1 and December 31, 2014	8,655,623
(-) Consolidated Financial income between January 1 and June 30, 2014	4,177,824
Consolidated Financial income twelve months (between July 2014 and June 30, 2015)	9,325,852

(+) Consolidated Financial expenses between January 1 and June 30, 2015	30,368,316
(+) Consolidated Financial expenses between January 1 and December 31, 2014	65,081,431
(-) Consolidated Financial expenses between January 1 and June 30, 2014	31,362,712
Consolidated Financial expenses twelve months (between July 2014 and June 30, 2015)	64,087,035

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into two series.

•             Series C outstanding as of June 30, 2015, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of June 30, 2015 is UF 1.0 million.

•             Series D and E outstanding at June 30, 2015 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at June 30, 2015 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Net Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of June 30, 2015, Indebtedness Level is 0.72 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized:

As of June 30, 2015, the values of items included in this indicaror are the following:	ThCh$
Cash and cash equivalent	63,879,882
Other current financial assets	118,357,660
Other current financial liabilities	81,753,811
Other non-current financial liabilities	727,526,683
Total Consolidated Equity	876,325,309

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of June 30, 2015, this index is 1.61 times:

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2015, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,042,454,294
Unsecured consolidated liabilities payable	1,268,947,282

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of June 30, 2015 and December 31, 2014, the Company complies with all financial collaterals.

Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding at December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On June 30, 2015 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive incomes.

16.3.1                       Derivative contract obligations.

Please see details in Note 21.

16.4.1                    Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up tp	90 days to	at	at
Name	Country	Tax,ID	Name	Name	Currency	type	rate	rate	90 days	1 year	06.30.2015	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	50,892	164,607	215,499	369,895
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	331,095	872,382	1,203,477	1,736,508
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	128,151	404,666	532,817	605,105
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	56,830	114,782	171,612	247,844
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	158,942	487,755	646,697	655,131
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	19,698	62,749	82,447	73,744

										Total	2,852,549	3,688,227

16.4.2  Non-current liabilities for leasing agreements

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Country	Currency	type	rate	Rate	2 years	3 years	4 years	5 years	5 years	06.30.2015
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	402,699	—	—	—	—	402,699
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	739,097	—	—	—	—	739,097
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	93,276	—	—	—	—	93,276
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	614,478	—	—	—	—	614,478
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	2,067,187	2,067,187	2,067,187	2,067,187	9,236,965	17,505,713
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	197,589	286,673	—	—	—	484,262

													Total	19,839,525

16.4.2  Non-Current liabilities for leasing agreements December 31, 2014

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	479,460	—	—	—	—	479,460
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	18,881	—	—	—	—	18,881
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	13.00%	1,945,291	1,945,291	1,945,291	1,945,291	11,939,924	19,721,088
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	43,401	—	—	—	—	43,401
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	125,635	—	—	—	—	125,635
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	786,477	—	—	—	—	786,477
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	1,306,378	—	—	—	—	1,306,378
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	500,101	—	—	—	—	500,101

													Total	22,981,421

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	06.30.2015	12.31.2014
	ThCh$	ThCh$
Trade accounts payable	115,132,990	171,289,867
Withholdings tax	24,510,653	47,459,313
Others	13,964,720	9,429,932
Total	153,608,363	228,179,112

b)                 The Company maintains operating lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

Item	06.30.2015
ThCh$
Maturity within one year	3,563,504
Maturity long term	3,437,714
Total	7,001,218

Total expenses related to operating leases maintained by the Company as of June 30, 2015 and 2014 amounted to ThCh$2,805,970 and ThCh$1,836,168 respectively.

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1                                 Balances

The balances of provisions recorded by the Company at June 30, 2015 and December 31, 2014 are detailed as follows:

Description	06.30.2015	12.31.2014
	ThCh$	ThCh$
Litigation (1)	70,114,175	77,812,345
Total	70,114,175	77,812,345

Current	419,276	365,832
Non-current	69,694,899	77,446,513
Total	70,114,175	77,812,345

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	06.30.2015	12.31.2014
	ThCh$	ThCh$

Tax Contingencies	62,941,738	68,750,633
Labor Contingencies	3,865,740	4,671,795
Civil Contingencies	3,306,697	4,389,917
Total	70,114,175	77,812,345

18.2                                 Movements

Movement of provisions is detailed as follows:

	06.30.2015			12.31.2014
Details	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	77,812,345	—	77,812,345	77,812,294	—	77,812,294

Additional provisions	308,849	—	308,849	—	—	—
Increase (decrease) in existing provisions	395,642	—	395,642	1,064,399	—	1,064,399
Payments	(778,999)	—	(778,999)	(2,403,975)	—	(2,403,975)
Unrealized provision reversal	(128,823)	—	(128,823)	—	—	—
Increase (decrease) due to foreign exchange differences	(7,494,839)	—	(7,494,839)	1,339,627	—	1,339,627
Total	70,114,175	—	70,114,175	77,812,345	—	77,812,345

NOTE 19 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Detalle	06.30.2015	12.31.2014
	ThCh$	ThCh$
Minimum Dividend	13,425,773	695,729
Dividend payable	15,215,481	9,164,842
Employee remuneration payable	7,690,848	14,563,449
Accrued vacations	16,210,016	13,183,296
Other	489,173	2,192,222
Total	53,031,291	39,799,538

Current	53,031,291	39,367,048
Non-current	332,332	432,490
Total	53,363,623	39,799,538

NOTE 20 — EQUITY

20.1                                 Paid-in capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$270,737,574 as of June 30, 2015 and 2014. The distribution and classification is detailed as follows:

20.1.1                       Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2015	2014	2015	2014	2015	2014
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

20.1.2             Equity:

	Subscribed Capital		Paid-in capital
Series	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

20.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the General Shareholders’ Meeting held in April 2015, the shareholders agreed to distribute a final dividend charged to 2014 earnings in order to complete the mandatory 30% required by Chilean corporate law and 1 additional dividend, which will be paid during August 2015.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 8,848,431 have been realized at June 30, 2015 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 06.30.2015	Amount of accumulated earnings at 06.30.2015
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,607,914)	3,192,470
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,281,817	6,935,118
Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(564,334)	382,469
Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,347,175	(97,785)
Total		19,260,703	(8,848,431)	10,412,272

The dividends declared and paid during 2015 and 2014 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2014	May	Aditional	Retained Earnings	12.37	13.61
2014	May	Final	2013	1.46	1.61
2014	August	Interim	Retained Earnings	12.37	13.61
2014	October	Interim	2014	13.10	14.41
2015	January	Interim	2014	9.00	9.90
2015	May	Final	2014	15.00	16.50
2015	August (*)	Additional	Retained Earnings	15.00	16.50

(*) As of June 30, 2015 payment of this dividend is pending, and pursuant to the agreement at the Shareholders’ Meeting held in April 2015, it will be available to shareholders beginning August 28, 2015.

20.3                                 Reserves

The balance of other reserves include the following:

Description	06.30.2015	12.31.2014
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(102,056,143)	(53,285,698)
Cash flow hedge reserve	10,972,951	6,125,615

Reserve for employee benefit actuarial gains or losses	(1,504,303)	(1,237,993)
Legal and statutory reserves	5,435,538	5,435,538
Total	334,549,563	378,738,982

20.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

20.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 21).

20.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

20.3.4                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009.

20.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Details	06.30.2015	12.31.2014
	ThCh$	ThCh$
Brazil	(60,106,639)	(30,861,504)
Argentina	(57,215,549)	(56,273,418)
Paraguay	25,905,370	41,657,749
Exchange rate differences in related companies	(10,639,325)	(7,808,525)
Total	(102,056,143)	(53,285,698)

The movement of this reserve for the fiscal periods ended June 30, 2015 and December 31, 2014 respectively is detailed as follows:

Details	06.30.2015	12.31.2014
	ThCh$	ThCh$
Brazil	(29,245,135)	5,264,204
Argentina	(942,131)	(10,185,483)
Paraguay	(15,752,379)	33,070,967
Exchange rate differences in related companies	(2,830,800)	92,325
Total	(48,770,445)	28,242,013

20.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at June 30, 2015 are as follow:

	Non-controlling Interests
	Percentage %	Shareholders Equity	Income
Details	2015	2015	2015
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	15,118	1,880
Andina Empaques Argentina S.A.	0.0209	2,431	358
Paraguay Refrescos S.A.	2.1697	5,402,776	193,554
Vital S.A.	35.0000	8,949,872	39,582
Vital Aguas S.A.	33.5000	2,002,739	47,649
Envases Central S.A.	40.7300	4,641,727	(190,470)
Total		21,014,663	92,553

20.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	06.30.2015
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	21,310,930	23,441,645	44,752,575
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	45.03	49.53	47.28

	06.30.2014
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	13,587,083	14,945,550	28,532,633
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	28.71	31.58	30.14

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at June 30, 2015 and December 31, 2014:

21.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit:

As of June 30, 2015, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$ 44,643, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$10,711,634 at June 30, 2015 which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in 2017. In addition, the excess value of the derivative above the hedged items of ThCh$ 604,409 (ThCh$ 639,447 in December 31, 2014) has been recognized within other equity reserves as of June 30, 2015 and December 31, 2014. The amount of income recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$2,974,125 at June 30, 2015 (ThCh$1,632,629 at December 31, 2014).

b)     Cross Currency Swaps associated with US Bonds

At June 30, 2015, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$86,820,216 at June 30, 2015, which is presented as other financial assets non-current.  In addition excess value of the derivative above the hedged items of ThCh$10,852,175 has been recognized within other equity reserves as of June 30, 2015. The income of the ineffective portion amount of ThCh$1,656,114 associated with this hedge was recorded in other gains and losses at June 30, 2015. (ThCh$5,995,530 at December 31, 2014).

The amount of net earnings recognized in income for financial liabilities in U.S. dollars and those declared as effective that were neutralized by the recycling of capital derivative contracts amounted to ThCh$24,625,350. (ThCh$16,427,083 at December 31, 2014).

21.2                Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

In 2013 and 2014, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the years 2014 and 2015. The total amount of outstanding forward contracts were US$35.2 million at June 30, 2015 (US$125.1 million at December 31, 2014). These agreements were recorded at fair value, resulting in a net loss of ThCh$1,243,147 for the period ended June 30, 2015 (net gains of ThCh$ 1,325,260 at June 30, 2014). The fair value of these derivative contracts is an asset of ThCh$ 759,155 and liability of ThCh$ 3,377,775  at June 30, 2015 (assets of ThCh$2,871,333 and liabilities of ThCh$4,431,484 at December 31, 2014). The agreements that ensure future flows of foreign currency have been designated as hedge beginning August 1, 2014, following hedge accounting as of that date, at June 30, 2015, as a result of this methodology the Company registered a net balance of ThCh$483,633 as a capital decrease associated with the fair value of existing contracts. Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$98,291,005 and liabilities to ThCh$3,377,775 at June 30, 2015 (assets for ThCh$53,878,573 and liabilities for ThCh$4,431,484 at December 31, 2014). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :  quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the period ended June 30, 2015, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at June 30, 2015
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	759,155	—	759,155
Other non-current financial assets	—	97,531,850	—	97,531,850
Total assets	—	98,291,005	—	98,291,005
Liabilities
Current liabilities
Other current financial liabilities	—	3,377,775	—	3,377,775
Total liabilities	—	3,377,775	—	3,377,775

	Fair Value Measurements at December 31, 2014
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	2,871,333	—	2,871,333
Other non-current financial assets	—	51,007,240	—	51,007,240
Total assets	—	53,878,573	—	53,878,573
Liabilities
Current liabilities
Other current financial liabilities	—	4,431,484	—	4,431,484
Total liabilities	—	—	—	—
Assets	—	4,431,484	—	4,431,484

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1                                 Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)

Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,408,352. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$901,621 to guaranty judicial liabilities.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$68,286,547. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of June 30, 2015 and December 31,2014 amounted to ThCh$98,426,660 and ThCh$113,574,536 respectively

Part of the assets given as warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have been released with the exchange of Warranty Insurance and Bail Letters entered into amounting to R$492,278,723, with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, a counter-warranty agreement was executed with these same financial institutions and insurance companies, whereby Rio de Janeiro Refrescos Ltda. promises to pay back to them any amounts disbursed by the financial institutions and Insurance Companies to the government, should there be an unfavorable trial resolution.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a) Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161, corresponding to different trials related to the same cause. In June 2014, one of these trials for R$598,754,218, was resolved in favor of the Company, however, there are new law suits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$99,776,134.  These law suits include amounts originally demanded plus accrued adjustments to date.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has net recorded a provision on these matters.

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. Pursuant to this criteria and despite that contingencies exist that are catalogued as possible in the amount of R$900,129,544, a provision has been generated from accounting joint ventures in the amount of R$189,069,693 equivalent to ThCh$38,942,531.

b) Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 102.4 million equivalent to ThCh$ 21,096,329.

3)

Embotelladora Andina S.A., faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$400,714. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

22.2                                 Direct guarantees and restricted assets:

Guarantees and restricted June 30, 2015 and December 31, 2014 are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Guarantee in favor of	06.30.2015	12.31.2014
					ThCh$	ThCh$
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	6,788	6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,416	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,508	3,508
Inmobiliaria Reconquista S.A.	Servicios Multivending S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	13,929	—
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,579	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,458,344	15,017,759
Reclamantes ações civiles y tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	13,196,826	15,817,942
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	—	6,944,052
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	82,771,490	75,794,783
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,406	1,419
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	2,110	2,129
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	—	9,170
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	25,314	25,544
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,509	1,522
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	382,243	385,720
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	2,990	3,017
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	970,795	979,627
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	6,277	6,334
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	12,657	12,772
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	39,167	39,524
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	14,586	10,710
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Machinery import	Other current financial assets	9,835	9,924
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	12,277	8,300
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	17,176	17,332
Banco Santander Rio	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	411,135	943,434
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	170,933	1,036,261
Banco HSBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	148,666
Banco Industrial	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	681,464	813,969
Banco ICBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	—	160,501
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	1,593,838	1,729,820

					102,818,297	119,942,227

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Guarantee in favor of	06.30.2015	12.31.2014
					ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	575,136	546,075
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	522,794	515,348
Rabdstad Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	640,000	640,000
Transportes Vic-Ben S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	101,000	—
Importadora Casa y Regalos	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Cash and cash equivalent	1,800,000	—
Aduana de Ezeiza	Andina Empaques Argentina S.A.	Subsidiary	Fiel cumplimiento contrato	Surety insurance	299,410	—
Processos trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	651,858	567,285
Processos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,651,029	2,041,360
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	80,455,961	86,750
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	9,852,815	9,632,911
HSBC	Sorocaba Refrescos	Associate	Loan	co-signers	8,913,090	5,162,012
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	3,663,202	1,246,117

NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of June 30, 2015, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 2.44% during the period between January 1 and June 30, 2015 (instead of 1,44%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$2,266,319.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of June 30, 2015, the Company maintains a net investment of ThCh$98,687,600 in Argentina, composed by the recognition of assets amounting to ThCh$203,081,252 and liabilities amounting to ThCh$104,393,652. These investments reported 31.1% of the Company’s consolidated sales revenues

As of June 30, 2015, the Argentine peso appreciated 0,9% with respect to the Chilean peso.

There are currently exchange restrictions in Argentina and a parallel foreign exchange market with a higher exchange rate than the official exchange rate.

If the official exchange rate in Argentina devalued reaching the informal rate of $ 14.65 (36.0% devaluation), the Company would have lower income from the operations in Argentina of ThCh$3,386,446, and a decrease in equity of ThCh$22,057,425, originated by lower asset recognition of ThCh$58,391,113 and lower liabilities recognition of ThCh$36,333,688.

a.2 Investment in Brazil

As of June 30, 2015, the Company maintains a net investment of ThCh$252,919,882 in Brazil, composed by the recognition of assets amounting to ThCh$759,470,368 and liabilities amounting to ThCh$506,550,486. These investments reported 34.4% of the Company’s consolidated sales revenues

As of June 30, 2015, the Brazilian Real devaluated 9.8% with respect to the Chilean peso

If the exchange rate of the Brazilian Real devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$1,008,462, and decrease in equity of ThCh$11,949,091, originated by lower asset recognition of ThCh$35,629,373 and lower liabilities recognition of ThCh$23,680,282.

a.3 Investment in Paraguay

As of June 30, 2015, the Company maintains a net investment of ThCh$249,005,864 in Paraguay, composed by the recognition of assets amounting to ThCh$288,486,479 and liabilities amounting to ThCh$39,480,615. These investments reported 6.9% of the Company’s consolidated sales revenues.

As of June 30, 2015, the Paraguayan Guarani devaluated 5.6% with respect to the Chilean peso

If the exchange rate of the Paraguayan Guaraní devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$424,783, and decrease in equity of ThCh$12,425,008, originated by lower asset recognition of ThCh$14,389,315  and lower liabilities recognition of ThCh$1,964,307.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of June 30, 2015, the Company maintains a net liability position totaling ThCh$393,695,490, basically composed of obligations with the public and bank liabilities for ThCh$400,723,093 offset partially by financial assets denominated in dollars for ThCh$7,027,673.

Of total financial liabilities denominated in US dollars, ThCh$28,681,993 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other and ThCh$372,041,100 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of June 30, 2015 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$3,832,403.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$35.2 million for future purchases have been hedged as of June 30, 2015.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$3,031,817 as of June 30, 2015. Currently, the Company has contracts to hedge this effect in Argentina, Brazil and Chile

d) Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used in the past. The possible effects that exist in the present consolidated financial statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the period ended June 30, 2015 of approximately ThCh$5,277,259.

e) Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents our contractual and commercial obligations as of June 30, 2015:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 years up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	24,125,196	28,512,450	20,269,960	10,261,505	—
Bonds payable	42,933,113	45,869,996	45,521,474	42,135,391	827,883,493
Operating lease obligations	5,135,692	5,326,213	2,810,751	1,817,951	1,237,716
Purchase obligations	121,467,035	64,294,120	10,451,817	102,126,307	156,858
Total	193,661,036	144,002,779	79,054,002	156,341,154	829,278,067

NOTE 24 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2015	01.01.2014	04.01.2015	04.01.2014
Details	06.30.2015	06.30.2014	06.30.2015	06.30.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs
Payroll and employee benefits	412,942,838	393,691,869	183,339,355	183,870,684
Transportation and distribution	139,088,449	126,526,317	69,200,116	64,302,210
Marketing	85,293,562	73,942,971	37,113,727	28,702,885
Depreciation and amortization	22,138,334	25,309,555	8,692,492	12,382,191
Repairs and maintenance	50,547,305	50,239,494	24,588,022	25,798,475
Other expenses	16,098,614	14,563,401	8,934,825	8,873,379
Total	82,310,656	70,013,250	38,774,514	34,104,369
Details	808,419,758	754,286,857	370,643,051	358,034,193

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2015	01.01.2014	04.01.2015	04.01.2014
Details	06.30.2015	06.30.2014	06.30.2015	06.30.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	147,783	90,292	57,294	20,385
Adjustment of judicial deposit (Brazil)	765,150	678,631	397,469	487,561
Previous year provision reversals	1,024,872	797,373	1,024,872	797,373
Perma accounts receivable updates	422,843	—	422,843	—
Otros	129,921	86,771	54,772	32,975
Total	2,490,569	1,653,067	1,957,250	1,338,294

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2015	01.01.2014	04.01.2015	04.01.2014
Details	06.30.2015	06.30.2014	06.30.2015	06.30.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Disposal and write-off of property, plant and equipment	473,168	2,673,844	346,211	1,788,558
Tax on bank debits	3,918,381	2,871,066	1,714,142	1,232,818
Compensation for restructuring	576,569	—	177,333	—
Donations flood repairs and northern Chile	140,697	—	140,697	—
Contingencies and Non-operating fees	2,476,376	3,788,955	947,912	2,605,738
Others	460,642	130,767	369,071	95,612
Total	8,045,833	9,464,632	3,695,366	5,722,726

NOTE 27 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2015	01.01.2014	04.01.2015	04.01.2014
Description	06.30.2015	06.30.2014	06.30.2015	06.30.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	4,324,618	3,454,711	2,069,173	2,041,860
Other interest income	523,435	723,113	239,047	338,127
Total	4,848,053	4,177,824	2,308,220	2,379,987

a)             Finance expenses

	01.01.2015	01.01.2014	04.01.2015	04.01.2014
Description	06.30.2015	06.30.2014	06.30.2015	06.30.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	21,593,432	22,019,060	10,500,785	14,736,148
Bank loan interest	4,960,694	7,660,923	2,034,803	1,460,351
Other interest costs	3,814,190	1,682,729	2,433,212	1,538,183
Total	30,368,316	31,362,712	14,968,800	17,734,682

NOTE 28 —  OTHER GAIN AND (LOSSES)

Other gains and (losses) are detailed as follows:

	01.01.2015	01.01.2014	04.01.2015	04.01.2014
Details	06.30.2015	06.30.2014	06.30.2015	06.30.2014
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (loss) on derivative transactions raw materials	(1,243,147)	1,325,260	103,109	(1,056,801)
Losses on ineffective portion of hedge derivatives (see note 21 (b))	(1,656,114)	(3,332,182)	(1,676,430)	(1,917,667)
Reverse provision prior year	—	1,411,030	—	1,411,030
Other income and (expenses)	(40,358)	(16,396)	(19,556)	92,658
Total	(2,939,619)	(612,288)	(1,592,877)	(1,470,780)

NOTE 29 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$1,627,195 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others

These disbursements by country are detailed as follows:

	Period ended 2015		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	459,965	—	—	—
Argentina	714,590	—	992,406	—
Brazil	299,088	58,701	101,640	—
Paraguay	50,736	44,115	—	—
Total	1,524,379	102,816	1,094,046	—

NOTE 30 -  AUDITOR’S FEES

Details of the fees paid to the external auditors are as follows:

Description	2015	2014
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	986,827	755,423

NOTE 31 —  SUBSEQUENT EVENTS

There are no subsequent events that may significantly affect the Company’s consolidated financial position..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, September 2, 2015